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Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines

Universal Solar Technology, Inc.

19547 Bold River Road
Tomball, Texas 77375
_____

1- 832-229-7046
www.universalsolartechnology,com
paul.landrew@universalsolartechnology.com
SIC: 3433

Quarterly Report
For the Period Ending: September 30, 2020
(the "Reporting Period")

As of **09/30/2020** the number of shares outstanding of our Common Stock was:

600,549,974

As of **06/30/2020** the number of shares outstanding of our Common Stock was:

600,549,974

As of **12/31/2019** the number of shares outstanding of our Common Stock was:

600,549,974

Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934):

Yes: ☒   No: ☐

Indicate by check mark whether the company's shell status has changed since the previous reporting period:

Yes: ☐   No: ☒

Indicate by check mark whether a Change in Control[1] of the company has occurred over this reporting period:

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[1] "Change in Control" shall mean any events resulting in:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

(iii) A change in the composition of the Board occurring within a two (2)-year period, as a result of which fewer than a majority of the directors are directors immediately prior to such change; or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the

Yes: ☐   No: ☒

1)   Name and address(es) of the issuer and its predecessors (if any)

In answering this item, provide the current name of the issuer any names used by predecessor entities, along with the dates of the name changes.

Universal Solar Technology, Inc.

The state of incorporation or registration of the issuer and of each of its predecessors (if any) during the past five years; Please also include the issuer's current standing in its state of incorporation (e.g. active, default, inactive):

State of Nevada.   July 24, 2007. Currently Active.

Describe any trading suspension orders issued by the SEC concerning the issuer or its predecessors since inception:

None

List any stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

None

The address(es) of the issuer's principal executive office:

19547 Bold River Road
Tomball, Texas 77375

The address(es) of the issuer's principal place of business:
Check box if principal executive office and principal place of business are the same address: ☒

_____

Has the issuer or any of its predecessors been in bankruptcy, receivership, or any similar proceeding in the past five years?

Yes: ☐   No: ☒

If this issuer or any of its predecessors have been the subject of such proceedings, please provide additional details in the space below:

_____

2)   Security Information

Trading symbol:	UNSS
Exact title and class of securities outstanding:	Common
CUSIP:	913836102
Par or stated value:	$.0001

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surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Total shares authorized:	2,500,000,000	as of date:	**09/30/2020**
Total shares outstanding:	600,549,974	as of date:	**09/30/2020**
Number of shares in the Public Float[2]:	52,579,974	as of date:	**09/30/2020**
Total number of shareholders of record:	60	as of date:	**09/30/2020**

All additional class(es) of publicly traded securities (if any):

Trading symbol: _____
Exact title and class of securities outstanding: _____
CUSIP: _____
Par or stated value: _____
Total shares authorized: _____ as of date: _____
Total shares outstanding: _____ as of date: _____

Transfer Agent

Name: V Stock Transfer, LLC
Phone: 212-828-8436
Email: info@vstocktransfer.com

Is the Transfer Agent registered under the Exchange Act?[3] Yes: ☒   No: ☐

3) Issuance History

The goal of this section is to provide disclosure with respect to each event that resulted in any direct changes to the total shares outstanding of any class of the issuer's securities **in the past two completed fiscal years and any subsequent interim period**.

Disclosure under this item shall include, in chronological order, all offerings and issuances of securities, including debt convertible into equity securities, whether private or public, and all shares, or any other securities or options to acquire such securities, issued for services. Using the tabular format below, please describe these events.

A. Changes to the Number of Outstanding Shares

Check this box to indicate there were no changes to the number of outstanding shares within the past two completed fiscal years and any subsequent periods: ☒

Shares Outstanding as of Second Most Recent Fiscal Year End: Opening Balance Date 12/31/18	*Right-click the rows below and select "Insert" to add rows as needed.
Common: 600,549,974	
Preferred: N/A	

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[2] "Public Float" shall mean the total number of unrestricted shares not held directly or indirectly by an officer, director, any person who is the beneficial owner of more than 10 percent of the total shares outstanding (a "control person"), or any affiliates thereof, or any immediate family members of officers, directors and control persons.

[3] To be included in the Pink Current Information tier, the transfer agent must be registered under the Exchange Act.

Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g. for cash or debt conversion) - OR- Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
——	——	——	——						

Shares Outstanding on Date of This Report:	
Ending Balance	
Ending Balance:	
Date **09/30/2020**	
Common: 600,549,974	
Preferred: N/A	

Example: A company with a fiscal year end of December 31st, in addressing this item for its quarter ended September 30, 2019, would include any events that resulted in changes to any class of its outstanding shares from the period beginning on January 1, 2017 through September 30, 2019 pursuant to the tabular format above.

Use the space below to provide any additional details, including footnotes to the table above:

——

B. Debt Securities, Including Promissory and Convertible Notes

Use the chart and additional space below to list and describe all outstanding promissory notes, convertible notes, convertible debentures, or any other debt instruments that may be converted into a class of the issuer's equity securities.

Check this box if there are no outstanding promissory, convertible notes or debt arrangements: ☐

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g., pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder (entities must have individual with voting / investment control disclosed).	Reason for Issuance (e.g. Loan, Services, etc.)
12/03/2016	$20,000	$25,000	N/A	Stated in note relative to the dismissal of court case in Nevada	"At any time before the Maturity Date, Maker shall have the right but not the obligation, to cause the Holder to convert this Note into Common Stock of the Maker or any security convertible into Common Stock of the Maker (the "Conversion	The Arminda Group – Tamiko Plair Control Person	Loan

					Shares"), based on a conversion price equal to the lesser (1) the average price at which the Maker sells its Common Stock during the sixty (60) days prior to the conversion or (ii) the par value of the Maker's Common Stock (the "Conversion Price")		
				– A-16-74115-C			
___	___	___	___	___	___	___	___
___	___	___	___	___	___	___	___

Use the space below to provide any additional details, including footnotes to the table above:

4)   Financial Statements

A.   The following financial statements were prepared in accordance with:

☒ U.S. GAAP
☐ IFRS

B.   The financial statements for this reporting period were prepared by (name of individual)[4]:

Name: **J. Anthony Barr, CPA, Esq.**
Title: **CPA**
Relationship to Issuer: **Professional Services Provider**

Provide the financial statements described below for the most recent fiscal year or quarter. For the initial disclosure statement (qualifying for Pink Current Information for the first time) please provide reports for the two previous fiscal years and any subsequent interim periods.

C.   Balance sheet.
D.   Statement of income.
E.   Statement of cash flows.
F.   Statement of Retained Earnings (Statement of Changes in Stockholders' Equity)
G.   Financial notes; and
H.   Audit letter, if audited

You may either (i) attach/append the financial statements to this disclosure statement or (ii) file the financial statements through OTCIQ as a separate report using the appropriate report name for the applicable period end. ("Annual Report," "Quarterly Report" or "Interim Report").

If you choose to publish the financial statements in a separate report as described above, you must state in the accompanying disclosure statement that such financial statements are incorporated by reference. You may reference the document(s) containing the required financial statements by indicating the document name, period end date, and the date that it was posted to OTCIQ in the field below. Financial Statements must be compiled in one document.

The 2020 Quarterly Financial Statements are included in this disclosure.

Financial statement information is considered current until the due date for the subsequent report (as set forth in the

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[4] The financial statements requested pursuant to this item must be prepared in accordance with US GAAP or IFRS by persons with sufficient financial skills.

qualifications section above). To remain qualified for Current Information, a company must post its Annual Report within 90 days from its fiscal year-end date and Quarterly Reports within 45 days of each fiscal quarter-end date.

5)   Issuer's Business, Products and Services

The purpose of this section is to provide a clear description of the issuer's current operations. In answering this item, please include the following:

A. Summarize the issuer's business operations (If the issuer does not have current operations, state "no operations")

No Operations. Company started to engage in project management initiatives and discussions.

B. Please list any subsidiaries, parents, or affiliated companies.

The Arminda Group, LLC is the parent company of Universal Solar Technology, Inc.

C. Describe the issuers' principal products or services.

None. Started developing preliminary project management services for renewable energy.

6)   Issuer's Facilities

The goal of this section is to provide a potential investor with a clear understanding of all assets, properties or facilities owned, used or leased by the issuer and the extent in which the facilities are utilized.

In responding to this item, please clearly describe the assets, properties, or facilities of the issuer, give the location of the principal plants and other property of the issuer and describe the condition of the properties. If the issuer does not have complete ownership or control of the property (for example, if others also own the property or if there is a mortgage on the property), describe the limitations on the ownership.

If the issuer leases any assets, properties, or facilities, clearly describe them as above and the terms of their leases.

N/A

7)   Company Insiders (Officers, Directors, and Control Persons)

The goal of this section is to provide an investor with a clear understanding of the identity of all the persons or entities that are involved in managing, controlling, or advising the operations, business development and disclosure of the issuer, as well as the identity of any significant or beneficial shareholders.

Using the tabular format below, please provide information, as of the period end date of this report, regarding any person or entity owning 5% of more of any class of the issuer's securities, as well as any officer, and any director of the company, or any person that performs a similar function, regardless of the number of shares they own. **If any insiders listed are corporate shareholders or entities, provide the name and address of the person(s) beneficially owning or controlling such corporate shareholders, or the name and contact information (City, State) of an individual representing the corporation or entity in the note section.**

contact information of an individual representing the corporation or entity in the note section.

Name of Officer/Director or Control Person	Affiliation with Company (e.g. Officer/Director/Owner of more than 5%)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Note
Paul D Landrew	Officer	Houston, Texas	50000000	Common	8%	------------------
Darrell A Calloway	Officer	Houston, Texas	160000000	Common	26.6%	------------------
The Arminda Group, LLC – Tamiko Plair Control Person	Parent Company	Houston, Texas	200000000	Common	33.3%	These are the shares associated with the Note currently held by The Arminda Group, LLC
____	____	____	____	____	____	____
____	____	____	____	____	____	____

8) Legal/Disciplinary History

A. Please identify whether any of the persons or entities listed above have, in the past 10 years, been the subject of:

1. A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

No

2. The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;

No

3. A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

No

4. The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person's involvement in any type of business or securities activities.

No

B. Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the issuer or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

None

9) Third Party Providers

Please provide the name, address, telephone number and email address of each of the following outside providers:

Securities Counsel

Name:	**Byron Thomas**
Firm:	**Law Offices of Byron Thomas**
Address 1:	**3275 South Jones Blvd, Ste 104**
Address 2:	**Las Vegas, NV 89146**
Phone:	**702-761-4945**
Email:	**byronthomaslaw@gmail.com**

Accountant or Auditor

Name:	**J. Anthony Barr, CPA, Esq.**
Firm:	**Barr Law and CPA Firm**
Address 1:	**11811 North Freeway, Suite 500**
Address 2:	**Houston, Texas 77060**
Phone:	**713-836-9601**
Email:	**lawandcpa@outlook.com**

Accountant or Auditor

Name:	**Jose Canas, CPA**
Firm:	**Canas CPA, LLC**
Address 1:	**2323 S. Voss Rd., Ste 440**
Address 2:	**Houston, Texas 77057**
Phone:	**832-9194010**
Email:	**jcanas@canas-cpa.com**

Investor Relations

Name:	_____
Firm:	_____
Address 1:	_____
Address 2:	_____
Phone:	_____
Email:	_____

Other Service Providers
Provide the name of any other service provider(s) that **that assisted, advised, prepared or provided information with respect to this disclosure statement**. This includes counsel, broker-dealer(s), advisor(s) or consultant(s) or provided assistance or services to the issuer during the reporting period.

Name:	**Donna Whittington**
Firm:	**Complete Tax & Notary Services**
Nature of Services:	**Tax and Bookkeeping**
Address 1:	**11810 Cypress N Houston, Ste AA**
Address 2:	**Cypress, Texas 77429**
Phone:	**281-890-8445**
Email:	**donna@completetax123.com**

10)   Issuer Certification

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, **Paul D. Landrew** certify that:

> 1. I have reviewed this **Quarterly Disclosure Statement** of **Universal Solar Technology, Inc.**
>
> 2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
>
> 3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

June 10, 2021

/s/ Paul D. Landrew [CEO's Signature]

(Digital Signatures should appear as "/s/ [OFFICER NAME]")

Principal Financial Officer:

I, **Paul D. Landrew** certify that:

> 1. I have reviewed this **Quarterly Disclosure Statement** of **Universal Solar Technology, Inc.**
>
> 2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
>
> 3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

June 10, 2021

/s/ Paul D. Landrew [CFO's Signature]

(Digital Signatures should appear as "/s/ [OFFICER NAME]")

Universal Solar Technology, Inc

(A Nevada Corporation)

Financial Statements
For the Quarter Ended September 30, 2020
(Compiled)



Universal Solar Technology, Inc
Table of Content



INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Board of Directors and Management
Universal Solar Technology, Inc.
Houston, Texas

Management is responsible for the accompanying interim financial statements of Universal Solar Technology, Inc. (a Nevada corporation), which comprise the balance sheet as of September 30, 2020, and the related statements of operations, stockholder's deficit and cash flows for the quarter then ended, and the related notes to the interim financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the interim financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these interim financial statements.

Emphasis of Matter

The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the interim financial statements, the Company has been experiencing losses and liquidity issues. The Company has also been affected significantly by conditions in the marketplace due to the COVID-19 pandemic. These maters indicate that substantial doubt exists about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 9 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Cañas, CPA, LLC

June 9, 2021





Universal Solar Technology, Inc.
Balance Sheet
September 30, 2020

Assets

CURRENT ASSETS		
Cash	$	4,065
Loan Receivable		14,000
TOTAL CURRENT ASSETS		18,065
DEFERRED TAX ASSET		44,774
TOTAL ASSETS	$	62,839

Liabilities and Stockholder's Deficit

CURRENT LIABILITIES		
Advances from Related Party	$	381,864
Loans Payable		293,524
TOTAL CURRENT LIABILITIES		675,388
TOTAL LIABILITIES		675,388
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDER'S DEFICIT		
Common Stock, par, $0.0001, 2.5 Billion Shares Authorized,		
600,549,974 Issued and Oustanding		60,055
Additional Paid-in Capital		24,305
Retained Deficit		(696,909)
TOTAL STOCKHOLDER'S DEFICIT		(612,549)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	62,839

Universal Solar Technology, Inc.
Statement of Operations
September 30, 2020

REVENUES	$	-
OPERATING COSTS AND EXPENSES		
Bank Charges		175
Charitable Contributions		29,047
Contractors		4,683
Dues and subscriptions		249
Legal and Professional Services		83,677
Meals		119
Office Supplies		1,893
Other Business Expenses		2,580
Salaries and wages		25,599
Travel		1,446
Vehicle Rental		1,788
TOTAL OPERATING COSTS AND EXPENSES		151,256
OTHER INCOME (EXPENSES)		
Loss from Disposal of Assets		8,361
LOSS BEFORE TAX BENEFIT		(159,617)
Tax Benefit		33,520
NET LOSS	$	(126,097)

Universal Solar Technology, Inc.
Statement of Changes in Stockholder's Deficit
September 30, 2020

	Common Stock			Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Deficit
	Shares		Amount			
Balance as of June 30, 2020	600,549,974	$	60,055 $	24,305 $	(570,812) $	(486,452)
Net Loss	-		-	-	(126,097)	(126,097)
Balance as of September 30, 2020	600,549,974	$	60,055 $	24,305 $	(696,909) $	(612,549)

Universal Solar Technology, Inc.
Statement of Cash Flows
September 30, 2020

OPERATING ACTIVITIES		
Net Loss	$	(159,617)
Loss on Disposal of Assets		8,362
Income Tax Benefit		(33,520)
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities		
Change in Operating Assets and Liabilities		
Deferred Tax Asset		33,520
Accrued Lease Liabilities		(18,234)
Net Cash Used by Operating Activities		(169,489)
FINANCING ACTIVITIES		
Issuing Loan Receivable		(14,000)
Repayment of Loan Payable		(16,000)
Net Repayments to Related Party		(86,938)
Net Cash Used by Financing Activities		(116,938)
NET INCREASE IN CASH		(286,427)
CASH AND CASH EQUIVALENTS, BEGINNING OF QUARTER		290,492
CASH AND CASH EQUIVALENTS, END OF QUARTER	$	4,065

NOTE 1: ORGANIZATION

Universal Solar Technology, Inc. (the "Company") was incorporated under the laws of the State of Nevada on July 24, 2007. When in operation, the Company will provide services in financial technology (fintech) through its renewable energy platform. The Company also plans the installation of a closed loop waste to energy technology with a global consequential impact. The Company plans to serve clients world-wide.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are the representations of its management, who is responsible for their integrity and objectivity. These accounting policies reflect industry practices, which conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, cash in banks, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of September 30, 2020, cash and cash equivalents total $4,065.

Income Taxes

The Company account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes **(Continued)**

Management records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Partnership's evaluation was performed for the tax periods ended October 31, 2015 through September 30, 2020 for U.S. Federal and applicable states, the tax years which principally remain subject to examination by major tax jurisdictions as of September 30, 2020.

Concentrations of Credit Risk

Cash deposits are insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. Management believes any credit risk is low due to the overall financial strength of the financial institution.

Fair Value Considerations

The Company may use fair value to measure certain financial and nonfinancial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy established and prioritized fair value measurements into three levels based on the nature of the inputs. The hierarchy gives the highest priority to inputs based on market data from independent sources (observable inputs-Level 1) and the lowest priority to a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable (unobservable inputs-Level 3).

The fair value option allows entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value that are not otherwise required to be measured at fair value. If an organization elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The Company did not elect the fair value option for the measurement of any eligible assets or liabilities.

The Company's financial instruments are carried in the accompanying balance sheet at amounts which approximate fair value.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, including lease assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that have the most impact on financial position and results of operations primarily relate to the collectability of accounts receivable, the useful lives of property and equipment and certain accrued liabilities. Management believes these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 3: LOAN RECEIVABLE

On August 16, 2020, the Company loan $14,000 to a related party. The loan is non-interest bearing an unsecured. The loan is due on September 16, 2021 and may be repaid earlier without penalty. As of September 30, 2020, the balance due on the note is $14,000.

NOTE 4: RELATED PARTY TRANSACTIONS

Advances from Related Party

The president of the Company makes unsecured advances to the Company interest-free and without repayments terms. The balance may be repaid as cash becomes available and is recorded as current liability. During 2020, the Company received $290,473 and repaid back $87,004. As of September 30, 2020, the balance due to from related party is $381,864, and is reported as Advances from Related Party on the accompany balance sheet. Refer to note 9 regarding subsequent event.

Merger

On September 30, 2019, the Company entered into agreement and plan of merger with Entrex Holdings Company. LLC, a Florida Limited Company. Under the terms of the agreement, Universal Solare Technology, LLC becomes parent company while Entrex becomes the operating entity.

As of September 30, 2020, the merger has been put on hold and expected to become effective in 2021.

NOTE 5: LOANS PAYABLE

On February 3, 2017, the Company received a loan for $21,000, non-interest-bearing and due on demand or as funds become available. As of September 30, 2020, the balance due on this loan is $3,050 and is included in Loans Payable in the accompanying balance sheet.

On June 30, 2020, the Company received a loan from United States Small Business Administration ("SBA") under the Payroll Protection Program ("PPP") totaling $290,473. The loan bears interest at 1% per annum. Principal and unpaid interest are forgivable if used for stipulated expenses such as payroll, rent and other defined areas. Loan payments are deferred for borrowers who apply for forgiveness. As of September 30, 2020, the balance due of the PPP loan is $290,473 in included in Loans Payable in the accompanying balance sheet.

NOTE 6: STOCKHOLDER'S EQUITY

Common Stock

The Company is authorized to issue 2,500,000,000 shares of common stock, with par value of $0.0001 per share. The Company may designate classes of common stock, and as of September 30, 2020, there is only one class of shares. Stockholders have unlimited voting rights and are entitled to receive the net assets of the Company upon dissolution. As of September 30, 2020, 600,549,974 have been issued and are outstanding.

NOTE 7: LOSS FROM DISPOSAL OF ASSETS

Management evaluated long lived assets and determined that it would not realize the remaining carrying value of property and equipment. In July 2020, management recorded a loss from disposal of assets totaling $8,361.

NOTE 8: INCOME TAXES

For financial reporting purposes, loss before income tax benefit consists of operating expenses incurred. The benefit for income taxes consists of the:

Current, Federal	$	33,520
Deferred, Federal		11,254
Total Tax Benefit	$	44,774

Reconciliation between the effective tax rate on loss from continuing operations and the statutory tax rate is as follows:

Income tax benefit at the federal statutory rate	$	44,774
Change in valuation		-
Income tax benefit	$	44,774

The Company has income tax net operating loss (NOL) carryforwards. Recorded deferred tax assets of $44,774 reflecting the benefit of in loss carryforwards expire as follows:

2039	$	11,254
2040		33,250
Total	$	44,774

We believe that it is more likely than not that the benefit from Federal NOL carryforwards will be realized. In recognition of this risk, we have not provided a valuation allowance on the deferred tax assets related to NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of September 30, 2020, will be accounted for as follows: approximately $XXX will be recognized as a reduction of income tax expense and $XXX will be recorded as an increase in equity. The federal NOL carryforwards in the income tax returns filed included unrecognized tax benefits. The deferred tax assets recognized for those NOLs are presented net of these unrecognized tax benefits.

NOTE 9: EMPHASIS OF MATTER

Going Concern

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States. The going concern basis assumes that the Company will continue in operations for a reasonable period of time and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has been in development since inception and has relied on advances primarily from one related party and financing from the SBA to raise monies for operations. Without revenues, the Company has incurred losses, negative cash flows and a stockholders' deficit. Need for additional financing and the uncertainties surrounding our ability to obtain such financing raise substantial doubt about our ability to continue as a going concern.

The Company's anticipated merger with Entrex will position the Company to generate revenue from a more diverse strategic investment approach. Likewise, the Company is in the final stages of negotiations for a partnership with a waste to energy company which will position it for revenue generation within the next 12 months.

The achievement of these goals is paramount to the mitigation of the factors described. To fail in completing these actions will cast substantial doubt as to our ability to continue as a going concern. If we become unable to continue as a going concern, we may have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and the holders of our securities could lose all or part of their investment.

Business Disruption

In December 2020, the World Health Organization declared the outbreak to constitute a "Public Health Emergency of International Concern" with respect to a novel strain of coronavirus. On March 24, 2020, the Houston Mayor declared a stay-at-home order, similar to other counties, states and countries. The COVID-19 outbreak disrupted all areas of business and the economy across a range of industries.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the situation on its financial condition, liquidity and operations. Given the changing conditions of the pandemic, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial conditions or liquidity for 2021.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available for issuance on June 9, 2021. The following event was noted:

From October 1, 2020 through the date of the financial statements were available the Company has received $30,722 in additional advances, bringing the amount payable to related party to $412,586.

On June 1, 2021, the management reached a resolution to convert the balance due to related party to into common stock. This conversion is expected to occur on or before March 31, 2022. The Company will issue shares of common stock at $0.07 per share or at the 90-day trailing average.

No accrual or reserves have been made for these events in the Company's financial statements as of September 30, 2020.